Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



The following Q&A was published by Hughes Communications Corporation on November 8, 2001:


In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine Vice Chairman and CFO, General Motors
Jack A. Shaw Chief Executive Officer, Hughes
Roxanne S. Austin Executive VP, Hughes; President and COO, DIRECTV Eddy W. Hartenstein Senior Executive VP, Hughes; Chairman, DIRECTV Michael J. Gaines Corporate VP and CFO, Hughes

Mr. Devine beneficially owns approximately 119,094 GM $1-2/3 shares. Mr. Shaw beneficially owns approximately 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns approximately 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns approximately 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns approximately 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares held under various trust arrangements and shares that are purchasable under options that are exercisable, and shares held through benefit plans (including restricted stock units) that are or will be vested, within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire GM $1-2/3 shares that are not exercisable, and GM $1-2/3 and Class H shares held through benefit plans that will not be vested, within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire GM Class H shares that are not exercisable, and GM Class H shares held through benefit plans that will not be vested, within 60 days of October 15, 2001.

Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
                                NOVEMBER 8, 2001

--------------------------------------------------------------------------------

This is the first update to employee questions and answers about the EchoStar Transition. HUGHES Corporate Communications will publish regular updates as employee questions arise on the HUGHESNet Transition News website, http://hughesnet.hughes.com/transition/index.html. If you have a question, please send it to employee.communications@hughes.com or call (888) 832-5306 or
(310) 662-5208 or FAX to (310) 647-6213. Thanks for all the questions sent in so far, we will continue to work on getting answers for you in the weeks ahead.

--------------------------------------------------------------------------------

1. Please explain what happens to the Contributory Retirement Plan during and after transition.

           HUGHES Benefits Communications is developing an informational piece about the effect of the EchoStar merger on the Contributory Retirement Plan. This information will be mailed to all Contributory Plan Participants within the next 2 weeks.

2.         Please explain how my stock options will be converted?

           All GMH stock options will be converted to stock options in the combined company, which will be named EchoStar Communications Corporation, on the same one-for-one basis as all other GMH stock.

           For example:
           If you hold 300 GMH stock options with a grant price of $14.5234 per share, they would be converted to 300 stock options in EchoStar Communications Corporation (the new combined company) with the same grant price of $14.5234 per share.

           You may have seen a reference to a conversion ratio of 1.3699 to 1 in the GM Press Release or recent press coverage. That ratio refers to EchoStar (DISH) stock converting to stock in the new combined company, where 1 share of DISH will convert to 1.3699 shares of the new company.

--------------------------------------------------------------------------------
                          STOCK CONVERSION AT-A-GLANCE
                          ----------------------------

                   1 GMH share = 1 New Combined Company share
                                  (one-for-one)

                1 DISH share = 1.3699 New Combined Company shares

--------------------------------------------------------------------------------

                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
                                NOVEMBER 8, 2001


3. How much will my stock options be worth after they are converted to stock options in the combined company?

           Since this is a one-for one conversion, after the Closing Date, your new EchoStar Communications Corporation stock option will have the same grant price as your GMH stock option. Whether or not your vested stock options are "in the money" or "under water" following the conversion (after the Closing Date) depends completely on the stock market price on any given day.

           The current value of your stock options is based on the difference between the stock market price of GMH shares and the grant price of your stock options. After the Closing Date, the value of your stock options will be based on the difference between the stock market price of shares in the new EchoStar Communications Corporation and the grant price of your converted stock options.

4. Will the unvested GMH matching shares in my 401(k) Savings Plan be accelerated upon the Closing Date?

           No. The only acceleration of vesting of the company match in the HUGHES 401(k) Savings Plans occurs upon layoff, retirement or death.

5. The Employee Summary Sheet says, "Salaries and hourly rates will continue unchanged for 12 months following the Closing Date. Merit increases and promotional increases are permitted." Does that mean that base pay is frozen now?

           No. The intent of the agreement with EchoStar on employee compensation is not to reduce base pay for one year after the Closing Date. The agreement did not restrict salary increases that are consistent with our past practice.

6. Please explain the transition process and timetable; in particular as it relates to combining the EchoStar and DIRECTV workforce.

           The initial transition phase is expected to take approximately 9 to 12 months, during which time both EchoStar and HUGHES will operate their businesses separately, but will work jointly to complete required steps to close the spin-off/merger transaction. One of the most critical activities during this period will be to obtain all the necessary approvals from regulatory agencies. Many aspects of the transition, such as combining the EchoStar and DIRECTV workforces into a consolidated entity, are likely to occur primarily in the post-close transition period.

                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
                                NOVEMBER 8, 2001


           A four member panel has been established that includes two senior executives each from EchoStar and HUGHES: EchoStar Chairman and CEO, Charlie Ergen, and President, Michael Dugan, and HUGHES CEO, Jack Shaw, and Senior Executive VP, Eddy Hartenstein. The executive panel will establish and oversee the workforce transition process, including evaluating the workforce needs and staffing for the new organization. The members of the executive panel have not yet had an opportunity to define the workforce transition process and timetable. Specific decisions about work units, work locations or staffing have not been made. No information is currently available about any of these issues. We will share information with you as soon as practicable, but it will probably take several months before any details are available on the workforce transition process and schedule.

7. If DIRECTV employees are laid off because of efficiencies gained in the merger, will they be eligible for the special severance benefit described in the Employee Summary Sheet?

           Up to 24 months following the Closing Date, anyone laid off for reasons directly related to the Change in Control for the EchoStar transaction will be offered the special severance benefit. Decisions regarding whether or not a layoff is directly related to Change in Control will be made by the HUGHES Executive Committee prior to the Closing Date, and by the new company's Executive Compensation Committee (composed of members of the Board of Directors, a majority of whom will be independent directors) after the Closing Date.

8. Please describe the current employee benefits and compensation programs at EchoStar.

           EchoStar currently provides medical, dental, vision and a 401(k) Savings Plan for their employees, as well as a number of incentive compensation programs. These current plans may or may not be the same as the ones that EchoStar will have by the time current HUGHES employees transition to EchoStar plans, so this is not necessarily an indication of what employees may be provided in the future. All HUGHES employees will continue to have their existing health and welfare benefits for 12 months following the Closing Date. After that, it will be up to management in the new company to determine the employee benefits programs that will be provided.

                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
                                NOVEMBER 8, 2001


9. Is the hiring freeze still in effect for DIRECTV and other HUGHES subsidiaries? And if so, how does that affect transfers between subsidiaries?

           The headcount freeze at DIRECTV continues. Growth and replacement positions will be considered on a case by case basis. A compelling business need must be established before a position can be created or filled.

           DIRECTV Latin America has suspended all recruiting activities. All internal requests for additions to staff or replacements are limited to highly critical positions only. This process will continue indefinitely.

           Transfers between subsidiaries may be arranged when the hiring organization has approval to fill a particular position and an internal candidate is selected.

NOTE: Many of you have submitted questions related to severance and the special severance plan. In the coming weeks we will answer your inquiries as information becomes available. Thank you for your patience with this process.

--------------------------------------------------------------------------------
In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions was filed pursuant to Rule 425 with the Securities and Exchange Commission by each of GM and Hughes on November 8, 2001.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this communication contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different

                 ECHOSTAR TRANSITION EMPLOYEE QUESTION & ANSWER
                                NOVEMBER 8, 2001


from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp., EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.